Exhibit 99.1

LATAM's operational projection for March 2021 to reach 35% compared to the same month in 2019

●	Of all the markets, Colombia continues to lead the recovery in terms of capacity, reaching 58% in relation to the same period of 2019.
●	Cargo continues to grow steadily, reaching a load factor of 65.6% in February, more than 7 percentage points over the load factor for the same month of 2019.

Santiago (Chile), March 12, 2021 - LATAM's operational projection for the passenger operation in March is estimated to reach 35% (measured in available seat kilometers - ASK) compared to the same month in 2019 and a pre-pandemic context.

For this month, the group plans to operate 675 daily domestic and international flights, connecting 115 destinations in 16 countries. Meanwhile, in the Cargo Division, there are more than 1,100 cargo freighter flights scheduled for this month, a utilization that is 13% higher than the same month in 2019.

All projections are subject to the evolution of the pandemic, as well as travel restrictions in the countries where LATAM operates.

During February 2021, passenger traffic (measured in revenue passenger-kilometers - RPK) was 27.3% in relation to the same period in 2019, based on an operation of 35.4% (measured in available seat-kilometers - ASK) compared to February 2019. As a result, the load factor decreased 19.2 percentage points to 64.9%.

With regard to the cargo operation, the load factor in February reached 65.6%, 7.7 percentage points higher than the same month of 2019.

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

LATAM Group Operational Estimate - March 2021

(measured in ASK)

Brazil	● 39% projected operation (versus March 2019) o 65% domestic and 16% international ● Total March routes: 92 domestic (equivalent to 345 daily flights) and 11 international.
Chile	● 28% projected operation (versus March 2019) o 49% domestic and 20% international ● Total March routes: 18 domestic (equivalent to 84 daily flights) and 12 international.
Colombia	● 58% projected operation (versus March 2019) o 90% domestic and 26% international ● Total March routes: 24 domestic (equivalent to 107 daily flights) and 2 international.
Ecuador	● 23% projected operation (versus March 2019) o 52% domestic and 14% international ● Total March routes: 6 domestic (equivalent to 16 daily flights) and 3 international.
Peru	● 29% projected operation (versus March 2019) o 48% domestic and 23% international ● Total March routes: 18 domestic (equivalent to 74 daily flights) and 15 international.

Additional Information:

●	Operational estimate for March 2021 compared to the same period of previous years (measured in ASK):

	March 2019	March 2020
LATAM Group	35%	48%
Brazil	39%	49%
Chile	28%	41%
Colombia	58%	83%
Ecuador	23%	48%
Peru	29%	53%

February 2021 Traffic Report

	February			February		Year to date
	2021	2020	% Change	2019	% Change	2021	2020	% Change
LATAM AIRLINES PASSENGER OPERATIONS

REVENUE PASSENGER KILOMETERS (million)
SYSTEM	2,760	10,615	-74.0%	10,121	-72.7%	6,609	22,341	-70.4%
DOMESTIC SSC (1)	683	2,132	-68.0%	1,914	-64.3%	1,520	4,379	-65.3%
DOMESTIC BRAZIL (2)	1,468	2,998	-51.0%	2,359	-37.8%	3,607	6,555	-45.0%
INTERNATIONAL (3)	609	5,485	-88.9%	5,848	-89.6%	1,482	11,406	-87.0%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	4,255	12,660	-66.4%	12,033	-64.6%	9,730	26,417	-63.2%
DOMESTIC SSC (1)	986	2,564	-61.5%	2,255	-56.3%	2,159	5,333	-59.5%
DOMESTIC BRAZIL (2)	2,049	3,625	-43.5%	2,889	-29.1%	4,650	7,718	-39.8%
INTERNATIONAL (3)	1,219	6,471	-81.2%	6,889	-82.3%	2,922	13,366	-78.1%

PASSENGER LOAD FACTOR
SYSTEM	64.9%	83.8%	-19.0 pp	84.1%	-19.2 pp	67.9%	84.6%	-16.7 pp
DOMESTIC SSC (1)	69.2%	83.2%	-13.9 pp	84.9%	-15.6 pp	70.4%	82.1%	-11.7 pp
DOMESTIC BRAZIL (2)	71.6%	82.7%	-11.1 pp	81.7%	-10.0 pp	77.6%	84.9%	-7.4 pp
INTERNATIONAL (3)	49.9%	84.8%	-34.8 pp	84.9%	-35.0 pp	50.7%	85.3%	-34.6 pp

PASSENGERS BOARDED (thousand)
SYSTEM	2,292	6,514	-64.8%	5,713	-59.9%	5,357	13,766	-61.1%
DOMESTIC SSC (1)	871	2,451	-64.5%	2,103	-58.6%	1,951	5,063	-61.5%
DOMESTIC BRAZIL (2)	1,268	2,766	-54.2%	2,198	-42.3%	3,040	6,011	-49.4%
INTERNATIONAL (3)	153	1,297	-88.2%	1,411	-89.2%	366	2,692	-86.4%

LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	228	284	-19.8%	300	-24.1%	483	575	-16.0%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	347	543	-36.0%	519	-33.1%	750	1,121	-33.1%

CARGO LOAD FACTOR
SYSTEM	65.6%	52.4%	13.2 pp	57.9%	7.7 pp	64.5%	51.3%	13.2 pp

About LATAM Airlines Group S.A.

LATAM Airlines Group is the leading airline group in Latin America, present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, as well as international operations within Latin America and to Europe, the United States and the Caribbean.

The Group has a fleet of Boeing 767, 777, 787, Airbus A350, A321, A320, A320neo and A319 aircraft.

LATAM Airlines Group's shares are traded on the Santiago de Chile stock exchange and its ADRs are traded on the over-the-counter (OTC) markets in the United States.

For press inquiries, please write to comunicaciones.externas@latam.com. More financial information at www.latamairlinesgroup.net.

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Argentina, Ecuador and Colombia.
(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.
(3)	International = International passenger operations of LAN and TAM.

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